Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate, and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as auditors is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee which meets regularly with the auditors and management to review the activities of each. The Audit Committee, which is comprised of four directors who are not officers of the company, reports to the Board of Directors.

Richard B. Clark President and Chief Executive Officer February 4, 2003	Steven J. Douglas Executive Vice President and Chief Financial Officer

Auditors’ Report

To the Shareholders,
We have audited the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2002, 2001 and 2000 and the consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002, 2001 and 2000 and the results of its operations and its cashflows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada February 4, 2003	Chartered Accountants

Consolidated Balance Sheet

December 31 (US Millions)	note	2002	2001	2000

Assets
Commercial properties	2	$5,661	$5,802	$6,368
Development properties	3	944	575	537
Receivables and other	4	769	847	1,017
Cash and cash equivalents	1	76	195	201
Assets of Brookfield Homes Corporation	5	879	872	762

		$8,329	$8,291	$8,885

Liabilities
Commercial property debt	7	$4,038	$4,376	$4,542
Commercial development property debt	7	550	230	160
Accounts payable and other liabilities	8	429	460	1,031
Liabilities of Brookfield Homes Corporation	5	556	583	549
Shareholders’ interests
Interests of others in properties	9, 14	84	113	159
Preferred shares – subsidiaries and corporate	10	579	585	607
Convertible debentures	11	—	—	50
Common shares	12	2,093	1,944	1,787

		$8,329	$8,291	$8,885

See accompanying notes to the consolidated financial statements.

On behalf of the Board,

Gordon E. Arnell Chairman	Richard B. Clark President and Chief Executive Officer

Consolidated Statement of Income

December 31 (US Millions, except per share amounts)	note	2002	2001	2000

Total revenues		$1,372	$1,428	$1,369

Net operating income
Commercial property operations	13
Operating income from current properties		$585	$555	$506
Operating income from properties sold		15	62	86
Lease termination income and gains		60	55	19

Total commercial property operations		660	672	611

Development and residential operations	13	22	20	27
Interest and other		48	42	45

		730	734	683

Expenses
Interest		284	328	324
Administrative and development		42	44	44
Interest of others in properties		30	28	47

Income before undernoted		374	334	268

Depreciation and amortization		80	76	66
Taxes and other non-cash items	6	58	56	62

Net income from continuing operations		236	202	140

Income from discontinued operations	5	44	39	30

Net income		$280	$241	$170

Net income per share – basic	1
Continuing operations		$1.35	$1.12	$0.77
Discontinued operations		0.27	0.25	0.21

		$1.62	$1.37	$0.98

Net income per share – diluted	1
Continuing operations		$1.34	$1.12	$0.76
Discontinued operations		0.27	0.24	0.19

		$1.61	$1.36	$0.95

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Retained Earnings

December 31 (US Millions, except per share amounts)	note	2002	2001	2000

Retained earnings – beginning of year	12	$441	$274	$170
Change in accounting policy – stock-based compensation	1	(8)	—	—
Net income		280	241	170
Shareholder distributions
Dividends paid on corporate preferred shares		(19)	(19)	(20)
Dividends paid on common shares		(64)	(53)	(37)
Convertible debenture interest		—	(2)	(9)

Retained earnings – end of year	12	$630	$441	$274

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Cashflow

December 31 (US Millions)	note	2002	2001	2000

Operating activities
Net income		$280	$241	$170
Depreciation and amortization		80	76	66
Taxes and other non-cash items		87	82	82

Funds from operations and gains		447	399	318

Gains		(60)	(54)	—
Income from discontinued operations, before tax		(73)	(65)	(50)
Commercial property tenant improvements		(49)	(50)	(97)
Other		40	168	34

Cashflow from operating activities		305	398	205

Financing activities and capital distributions
Commercial property debt arranged		557	1,341	183
Commercial property debt repayments		(632)	(1,050)	(74)
Other advances	19	(59)	(530)	(16)
Common shares of Brookfield and subsidiaries acquired		(26)	(102)	(67)
Common shares issued		1	25	4
Preferred shares issued, net		123	—	—
Preferred shares redeemed		(126)	—	—
Cashflow retained from (distributed to) other shareholders		(30)	14	24
Preferred share dividends and convertible debenture interest		(19)	(21)	(29)
Common share dividends		(64)	(53)	(37)

Cashflow used in financing activities and capital distributions		(275)	(376)	(12)

Investing activities
Dispositions and (acquisitions) of real estate, net	19	114	137	(162)
Development and redevelopment investments		(206)	(101)	(47)
Capital expenditures		(16)	(14)	(12)
Other investments and liabilities		(55)	(80)	(10)

Cashflow used in investing activities		(163)	(58)	(231)

Discontinued operations	5	14	30	25

Decrease in cash resources		(119)	(6)	(13)
Opening cash and cash equivalents		195	201	214

Closing cash and cash equivalents		$76	$195	$201

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

(a) General

The consolidated financial statements are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”). The company’s accounting policies and its financial disclosure are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”).

(b) Principles of consolidation

The consolidated financial statements include:

(i)	the accounts of all subsidiaries of Brookfield Properties Corporation (the “company”) including its wholly-owned operations, as well as BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties Inc. (“Brookfield Financial Properties”); and

(ii)	the accounts of all subsidiaries’ incorporated and unincorporated joint ventures and partnerships to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses.

The company’s ownership interests in operating entities which are not wholly owned are as follows:

(i)	Brookfield Financial Properties: The company owns a 98.5% (2001 – 94.7% and 2000 – 89.5%) limited partnership equity and general partnership interest in Brookfield Financial Properties.

(ii)	BPO Properties: The company owns 87% (2001 and 2000 – 87%) on an equity basis and 47% (2001 and 2000 – 47%) on a voting basis of the common shares of BPO Properties.

(c) Properties

(i)	Commercial properties

Commercial properties held for investment are carried at the lower of cost less accumulated depreciation and net recoverable amount. For operating properties and properties held for long-term investment, a write-down to estimated net recoverable amount is recognized when a property’s undiscounted future cashflow is less than its carried value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

(ii)	Development properties – commercial

Commercial properties under development consist of properties for which a major repositioning program is being conducted and for properties which are under construction. These properties are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

(iii)	Development properties – residential

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(iv)	Properties held for sale

Properties held for sale are recorded at the lower of cost and net realizable value. Income received relating to properties held for sale is applied against the carried value of these properties.

(d) Capitalized costs

Costs are capitalized on commercial and residential properties which are under development, home building properties and other properties held for sale, including all expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.

(e) Revenue recognition

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a rental property under development, and related revenue is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and large corporation taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Income from the sale of land and other properties is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

(f) Income taxes

The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used. See Note 6 for additional information on the composition of the income tax assets and expense.

(g) Reporting currency and foreign currency translation

Effective December 31, 2000, the US dollar was adopted as the reporting currency of the company.

The consolidated financial statements have been presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company’s operations in Canada are self-sustaining in nature and as such, cumulative gains and losses arising from the consolidation of the assets and liabilities of these operations are recorded as a separate component of shareholders’ equity.

Historical financial statements and related notes for December 31, 2000 have been restated into US dollars using the prevailing rate at that date of C$1.49 per US$1.00. All amounts expressed in the financial statements are in US dollars unless otherwise noted.

(h) Per share calculations

Effective January 1, 2001, the company adopted the treasury method of accounting for earnings per share. All earnings per share numbers have been retroactively restated and the changes are not material.

Net income per common share has been calculated after providing for preferred share dividends using the weighted average number of basic common shares outstanding of 161.1 million (2001 – 159.9 million, 2000 – 144.0 million) and diluted common shares outstanding of 162.3 million (2001 – 163.5 million, 2000 – 158.5 million).

(i) Cash and cash equivalents

Cash and cash equivalents include $69 million (2001 – $156 million, 2000 – $147 million) which is designated for property-specific taxes, operating costs and tenant improvement expenditures, unless otherwise approved by the respective property mortgage holder.

(j) Use of estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

(k) Funds from operations

Funds from operations (“FFO”) is a measurement defined by CIPPREC as net income before certain items including non-cash tax charges, depreciation and amortization. As a result, this amount has been included as a separate line on the consolidated statement of cashflow.

(l) Stock-based compensation

Effective January 1, 2002, the company adopted the new accounting standard issued by the CICA on stock-based compensation and other stock-based payments. The new standard was applied retroactively without restatement of prior year results. The company accounts for stock options using the fair value method, under which compensation expense is measured at the grant date using an option pricing model and recognized over the vesting period. The cumulative effect on opening retained earnings is $8 million.

NOTE 2: COMMERCIAL PROPERTIES

(Millions)	2002	2001	2000

Commercial properties	$6,029	$6,117	$6,642
Less: accumulated depreciation	(368)	(315)	(274)

Total	$5,661	$5,802	$6,368

(a)  Commercial properties, carried at a net book value of approximately $2,362 million, are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $1,015 million in total on an undiscounted basis.

(b)  Construction costs of $9 million (2001 – $17 million, 2000 – $31 million), interest costs of nil (2001 – nil, 2000 – $3 million) and general and administrative expenses of nil (2001 and 2000 – $1 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2002.

(c)  The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2002	2001	2000

Assets	$1,705	$1,362	$898
Liabilities	965	758	534
Operating revenues	231	174	129
Operating expenses	91	61	46
Net income	70	59	48
Cashflow from operating activities	81	76	51
Cashflow from financing activities	4	4	(3)
Cashflow from investing activities	(31)	(73)	(30)

NOTE 3: DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development and residential land under and held for development.

(Millions)	2002	2001	2000

Commercial developments	$720	$344	$193
Residential development land	224	231	344

Total	$944	$575	$537

Commercial developments include commercial land, and rights and options which represent developable land and construction costs. Residential development land includes fully entitled lots and land in processing. The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2002, the company capitalized construction and related costs of $189 million (2001 – $61 million, 2000 – $16 million) and $28 million (2001 – $17 million, 2000 – nil) of interest to its commercial development sites. During 2002, after interest recoveries of $20 million (2001 – $35 million, 2000 – $12 million), the company capitalized to its residential land operations a net $9 million (2001 – recovered net $11 million, 2000 – recovered net $4 million) of interest and capitalized a net nil (2001 – nil, 2000 – $1 million) of administrative and development costs. In connection with residential land development operations, these costs are expensed as land is sold. The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations with the balance shared among the participants in accordance with predetermined joint-venture arrangements.

NOTE 4: RECEIVABLES AND OTHER

A description of these assets is as follows:

(Millions)	2002	2001	2000

Real estate operating receivables and mortgages	$465	$506	$606
Non-core real estate assets held for sale	51	41	35
Future income tax assets (Note 6)	43	90	171
Prepaid expenses and other assets	210	210	205

Total	$769	$847	$1,017

Included in real estate operating receivables and mortgages is a $98 million (2001 – $215 million, 2000 – $261 million) subordinated note receivable from Brookfield Homes Corporation. The note bears interest at 10% and is due on December 31, 2005.

NOTE 5: DISCONTINUED OPERATIONS

On October 29, 2002, the Board of Directors approved the special distribution of the company’s U.S. residential home building business, Brookfield Homes Corporation (“Brookfield Homes”).

On January 6, 2003, the distribution date, the company’s common shareholders of record on January 2, 2003 received a special distribution equivalent to one-fifth of a Brookfield Homes share for each common share of the company that they owned. The value of the special distribution, based on a book value of $323 million of equity, was $2.00 per Brookfield common share. The distribution was in the form of a return of capital, as approved by the company’s shareholders on December 16, 2002, totaling $323 million and resulted in a reduction of the common equity of the company of $323 million. Summarized financial information for Brookfield Homes is as follows:

December 31 (Millions)	2002	2001	2000

Residential housing inventory	$734	$749	$632
Development properties	40	18	27
Other assets	105	105	103

Total assets	879	872	762
Residential construction financing	345	318	219
Accounts payable and other	113	50	69
Subordinated debt	98	215	261

Net assets of discontinued operations	$323	$289	$213

Revenue	$897	$852	$731

Net income from discontinued operations, before taxes	$73	$65	$50
Income taxes	29	26	20

Results of discontinued operations	$44	$39	$30

Cashflow (used in) provided by operating activities	$(13)	$(69)	$25
Cashflow provided by financing activities	27	99	—
Cashflow used in investing activities	—	—	—

Cashflow provided by discontinued operations	$14	$30	$25

During 2002, after interest recoveries of $39 million (2001 – $40 million, 2000 – $30 million), the company recovered from its residential development operations a net $9 million (2001 – $4 million, 2000 – capitalized net $12 million) of interest. In connection with residential development operations, these costs are expensed as building lots and homes are sold.

Residential construction financing totaled $345 million (2001 – $318 million, 2000 – $219 million). Residential construction financing relates to construction and development loans which are repaid out of the proceeds from the sale of building lots, single-family and condominium homes. As new homes are constructed, further loan facilities are arranged on a rolling basis. The weighted average interest rate on these facilities as at December 31, 2002 was 4.7% (2001 – 5.1%, 2000 – 9.8%). $215 million is due by the end of 2003, and the remaining balances are due prior to 2006.

Subordinated debt represents advances to Brookfield Homes from the company pursuant to various facilities which are drawn and repaid on a revolving basis. The facilities bear interest at the US prime rate, have no fixed terms of repayment and matured on December 31, 2002. Pursuant to the distribution of Brookfield Homes, these facilities have been replaced, in part, by an unsecured subordinated note bearing interest at 10% and maturing on December 31, 2005.

NOTE 6: INCOME TAXES

Future income tax assets consist of the following:

(Millions)	2002	2001	2000

Future income tax assets related to non-capital and capital losses	$385	$421	$461
Future income tax liabilities related to differences in tax and book basis, net	(342)	(331)	(290)

Total	$43	$90	$171

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $154 million that relate to non-capital losses which expire over the next seven years, and $30 million that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $201 million that relate to net operating losses which expire over the next 18 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $443 million.

Future income tax expense consists of the following:

(Millions)	2002	2001	2000

Income tax expense at the Canadian federal and provincial income tax rate of 37.5% (2001 – 40.6%, 2000 – 42.8%)	$118	$114	$87
Increase (decrease) in income tax expense due to the following:
Lower income taxes in other jurisdictions	4	(2)	(7)
Other shareholders’ interests in income tax expense	(5)	(5)	(7)
Changes in Canadian tax rates	—	34	42
Tax assets previously not recognized	(54)	(45)	(64)
Non-taxable portion of capital gains	(13)	(15)	(4)
Other	8	(25)	15

Future income tax expense and other non-cash items	$58	$56	$62

NOTE 7: COMMERCIAL PROPERTY AND COMMERCIAL DEVELOPMENT PROPERTY DEBT

The company’s commercial property debt outstanding and principal repayments at December 31, 2002 are as follows:

	Weighted Average
	Interest Rate at						2008 &	2002	2001	2000
(Millions)	Dec. 31, 2002	2003	2004	2005	2006	2007	Beyond	Total	Total	Total

Commercial property debt	7.0%	$579	$138	$250	$308	$279	$2,484	$4,038	$4,376	$4,542

Commercial property debt includes $798 million (2001 – $964 million, 2000 – $1,153 million) repayable in Canadian dollars of C$1,260 million (2001 – C$1,532 million, 2000 – C$1,718 million). The weighted average interest rate at December 31, 2001 was 7.0%, and 7.3% at December 31, 2000.

Commercial development property debt consists of $550 million (2001 – $230 million, 2000 – $160 million) of financing provided for two of the company’s development projects. The weighted average maturity of this debt is 2024. The weighted average interest rate at December 31, 2002 was 6.6% (2001 – 8%, 2000 – 8%).

NOTE 8: ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities consist of the following:

(Millions)	2002	2001	2000

Accounts payable	$246	$219	$299
Advances
Revolving five-year term facilities	98	115	151
Other	85	126	581

Total	$429	$460	$1,031

Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company.

The revolving five-year term facilities are borrowed from a shareholder and bear interest based on the prime rate. Up to $150 million of this revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. Interest expense includes $2 million (2001 – $4 million, 2000 – $5 million) of interest relating to these advances.

Other advances are comprised mainly of debt attributable to the land development business of $85 million (2001 – $126 million, 2000 – $134 million). The weighted average interest rate on these advances as at December 31, 2002 was 4.8% (2001 – 4.2%, 2000 – 8.2%). $53 million is due by the end of 2003, and the remaining balances are due prior to 2007.

NOTE 9: INTERESTS OF OTHERS IN PROPERTIES

Interests of others in properties includes the amounts of common equity related to other shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

	Equity
(Millions)	Ownership	2002	2001	2000

Participation by other shareholders in properties through:
Common shares of BPO Properties	13.0%	$64	$52	$49
Limited partnership units of Brookfield Financial Properties	1.5%	20	61	110

Total		$84	$113	$159

On December 31, 2002 the company increased its interest in Brookfield Financial Properties to 98.5% for cash consideration of $56 million. In June 2001, the company’s equity interest in Brookfield Financial Properties was increased to 94.7%. During 2000, the company’s public residential subsidiary was privatized and the company’s equity interest in BPO Properties was increased to 87%.

NOTE 10: PREFERRED SHARES – SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate preferred shares outstanding total $579 million (2001 – $585 million, 2000 – $607 million) as follows:

(a) Subsidiaries of the company have issued the following preferred shares:

(Millions)	2002	2001	2000

Preferred shares of subsidiaries owned by other shareholders
BPO Properties	$241	$240	$256
100%-owned subsidiaries	100	99	105

Total subsidiary preferred shares	$341	$339	$361

(b) The company has the following preferred shares authorized and outstanding:

(Millions, except share information)			2002	2001	2000

Authorized	Outstanding
6,312,000	6,312,000	Class A redeemable voting preferred shares
		bearing a cumulative dividend rate of 7 1/2%	$11	$11	$11
6,000,000	2,000,000	Class AA Series E preferred shares bearing a
		cumulative dividend rate of 70% of bank prime	34	34	34
Unlimited	—	Class AAA Series A preferred shares bearing a
		cumulative dividend rate of 9%	—	50	50
Unlimited	—	Class AAA Series B preferred shares bearing a
		cumulative dividend rate of 9% and exchangeable
		into common shares of the company on a public
		offering at the prevailing price of the issue	—	50	50
Unlimited	4,000,000	Class AAA Series C and D preferred shares
		bearing a cumulative dividend rate of 8% and
		exchangeable into common shares of the company
		on a public offering at the prevailing price of
		the issue	67	101	101
Unlimited	8,000,000	Class AAA Series F redeemable preferred shares
		bearing a cumulative dividend rate of 6%	126	—	—

Total			$238	$246	$246

The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings, and for all purposes are entitled to one vote for each Class A preferred share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the common shares.

Upon giving at least 30 days notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to $2.50 per share denomination in Canadian dollars, together with all accrued and unpaid cumulative dividends thereon.

In September 2002, the company issued eight million Class AAA, Series F preferred shares for proceeds of $126 million, bearing a fixed dividend rate of 6% per annum. Proceeds of the issue were utilized to redeem 3,000,000 Class AAA, Series A preferred shares, 3,000,000 Class AAA, Series B preferred shares and 2,000,000 Class AAA, Series C preferred shares for total cash of $126 million.

The Series F preferred shares are not redeemable before September 30, 2009. On and after that date, the Series F preferred shares are redeemable by the company on at least 30 and not more than 60 days prior notice, at $25.75 per share if redeemed before September 30, 2010, at $25.50 per share if redeemed on or after September 30, 2010 but before September 30, 2011, at $25.25 per share if redeemed on or after September 30, 2011 but before September 30, 2012, and at $25.00 per share thereafter, plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

On and after September 30, 2009, the Series F preferred shares are convertible at the option of the company on at least 30 days and not more than 60 days prior notice into that number of freely tradeable common shares determined by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 and 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion, or, if that fourth day is not a trading day, on the immediately preceding trading day.

On and after March 31, 2013, the Series F preferred shares are convertible at the option of the holder on at least 30 days notice on the last day of March, June, September and December of each year into that number of freely tradeable common shares determined by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 and 95% of the then Current Market Price. If a holder of Series F preferred shares elects to convert any of such shares in common shares, the company may, on not less than 20 days notice prior to the conversion date, elect to redeem such Series F preferred shares for cash or arrange for the sale of those shares to substitute purchasers.

NOTE 11: CONVERTIBLE DEBENTURES

The company has no convertible debentures outstanding at December 31, 2002. In August 2001, the June 2008 debentures, in the amount of $50 million, were converted into 2,622,100 common shares of the company by the holders according to their terms after the company announced its intention to redeem the issue for cash as permitted by the conditions of the trust indenture. In June 2000, the February 2007 debentures, in the amount of $201 million, were converted by the holders into 19,986,682 common shares in accordance with the conversion right associated with the February 2007 debentures.

NOTE 12: COMMON SHARES

The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	2002	2001	2000

Common shares	$1,448	$1,459	$1,404
Retained earnings, contributed surplus, and cumulative translation adjustment	645	485	383

Total	$2,093	$1,944	$1,787

On October 29, 2002, the Board of Directors approved the special distribution of the company’s U.S. residential home building business, Brookfield Homes. The distribution was in the form of a return of capital, representing the shares of Brookfield Homes and was approved by the company’s shareholders on December 16, 2002. This special distribution totaled $323 million and was completed on January 6, 2003 to shareholders of record on January 2, 2003, as discussed in Note 5.

The company has a management share option plan in which options vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the time they are granted. Members of the share option plan can elect to purchase shares at the exercise price or, receive shares with a value equal to the difference between the exercise price and the current market price. During 2002, the company granted 965,339 stock options with an exercise price of $17.82. Compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 14.4% volatility and an interest rate of 5.3%. Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in the exercise price of all outstanding stock options being reduced by $1.00 effective February 4, 2003. The following table sets out the number of common shares which the company may issue under the management share option plan:

			2002

	Issue	Expiry	Number	Weighted Average
	Date	Date	of Shares	Exercise Price

Share option plan	1997	2008	49,200	$6.33
	1998	2009	601,500	10.74
	1999	2009	29,300	8.21
	2000	2010	1,010,097	9.32
	2001	2011	849,355	15.13
	2002	2012	965,339	16.82

			3,504,791	$12.99

During the years 2002, 2001 and 2000, common shares issued and outstanding changed as follows:

	2002	2001	2000

Common shares outstanding, beginning of period	161,678,406	158,746,008	132,692,936
Add shares issued on:
Conversion of debentures	—	2,622,100	19,986,702
Exercise of warrants	57,997	2,500,000	278,003
Exercise of options	13,913	195,329	196,700
In exchange for shares of:
– BPO Properties	—	17,669	5,314,044
– Carma Corporation	—	—	1,863,923
Deduction of shares as a result of repurchases made	(1,385,900)	(2,402,700)	(1,586,300)

Common shares outstanding, end of period	160,364,416	161,678,406	158,746,008

During 2002, the exercise of options issued under the company’s management share option plan generated cash proceeds of $0.2 million (2001 – $1.4 million, 2000 – $0.8 million). In 2000, common shares were issued on the privatization of the company’s subsidiary, Carma Corporation, at a price of $15.94 per share. Upon the acquisition of an additional 33% of BPO Properties, 5,314,044 shares were issued at a price of $15.97 per share plus a further 17,669 shares in 2001 in conjunction with deficient tenders. Warrants to acquire common shares of the company that were exercised during the year generated proceeds of $0.5 million (2001 – $24.2 million, 2000 – $2.8 million). During 2002, common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $18.49 per share (2001 – $17.30, 2000 – $12.50). In addition, there are 64,000 outstanding warrants as at December 31, 2002 to purchase common shares of the company for $8.51 per share, which expire May 2003. As a result of the distribution of Brookfield Homes, the exercise price of the outstanding warrants were adjusted downward by C$1.56 in accordance with their terms.

Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $(36) million (2001 – $(27) million, 2000 – $12 million) and contributed surplus of $51 million (2001 – $71 million, 2000 – $97 million). During the year, contributed surplus decreased $14 million (2001 – $21 million) from the repurchase of the company’s common shares, $3 million from preferred share issue costs, $3 million from transaction costs related to the distribution of Brookfield Homes, and nil (2001 – $5 million) pursuant to the exercise of options under the market growth feature.

NOTE 13: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS

(a) Commercial property operations

The results of the company’s commercial property operations are as follows:

(Millions)	2002	2001	2000

Commercial property operations	$943	$1,007	$989
Expenses	(343)	(390)	(397)
Lease termination income and gains	60	55	19

Total	$660	$672	$611

Due to the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, commercial property income includes $49 million (2001 – $49 million) of business interruption insurance claims as a result of loss of revenue.

(b) Development and residential operations

Development and residential operations’ results for the year are as follows:

(Millions)	2002	2001	2000

Revenue	$321	$324	$316
Expenses	(299)	(304)	(289)

Total	$22	$20	$27

NOTE 14: CORPORATE ACQUISITIONS

On December 31, 2002, Brookfield Financial Properties completed a redemption of certain of its outstanding Partnership Units for cash consideration of $56 million. As a result of the redemption, each remaining partner’s percentage interest increased on a pro rata basis. The company currently holds 98.5% of the outstanding Partnership Units of Brookfield Financial Properties. In June 2001, the company increased its interest in Brookfield Financial Properties to 94.7% for cash consideration of $60 million. During 2000, the company launched two tender bids, one for the shares of BPO Properties, and one for the shares of Carma Corporation. As a result of these transactions, the company’s interest in BPO Properties increased to 85% on an equity basis and increased to 100% in Carma Corporation. The consideration paid for these increased interests are as follows:

	BPO Properties	Carma Corporation
(Millions)	September 2001	September 2001

Consideration paid
Cash	$5	$1
Common shares	85	30

Total	$90	$31

The net effect of these acquisitions on the company’s consolidated balance sheet was a decrease in other shareholders’ interests of $56 million (2000 - $119 million), increase in other assets of nil (2000 – $14 million), and an increase in commercial properties of $4 million (2000 – $12 million decrease).

NOTE 15: SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential land development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location:

	United States			Canada			Total

(Millions)	2002	2001	2000	2002	2001	2000	2002	2001	2000

Assets
Commercial properties	$4,430	$4,392	$4,526	$1,231	$1,410	$1,842	$5,661	$5,802	$6,368
Development properties	711	374	325	233	201	212	944	575	537
Receivables and other	301	428	669	468	419	348	769	847	1,017
Cash and cash equivalents	72	195	184	4	—	17	76	195	201
Assets of Brookfield Homes	879	872	762	—	—	—	879	872	762

	$6,393	$6,261	$6,466	$1,936	$2,030	$2,419	$8,329	$8,291	$8,885

	United States			Canada			Total

(Millions)	2002	2001	2000	2002	2001	2000	2002	2001	2000

Commercial property operations
Rental revenues*	$687	$688	$701	$256	$319	$288	$943	$1,007	$989
Lease termination income and gains	—	25	19	60	30	—	60	55	19
Expenses	240	254	260	103	136	137	343	390	397

	447	459	460	213	213	151	660	672	611

Land and housing
Revenues	157	181	147	164	143	169	321	324	316
Expenses	156	180	144	143	124	145	299	304	289

	1	1	3	21	19	24	22	20	27

Other revenues	9	17	13	39	25	32	48	42	45

Net operating income	457	477	476	273	257	207	730	734	683
Interest expense	235	250	255	49	78	69	284	328	324
Administrative and development	18	22	17	24	22	27	42	44	44
Interests of others in properties	7	5	16	23	23	31	30	28	47

Income before undernoted	197	200	188	177	134	80	374	334	268
Depreciation and amortization	52	48	44	28	28	22	80	76	66

Income before unallocated costs	145	152	144	149	106	58	294	258	202
Taxes and other non-cash items							58	56	62

Net income from continuing operations							236	202	140

Income from discontinued operations							44	39	30

Net income							$280	$241	$170

Acquisitions (dispositions) of real estate, net	$2	$(97)	$42	$(116)	$(40)	$120	$(114)	$(137)	$162
Commercial property tenant improvements	36	24	74	13	26	23	49	50	97
Development and redevelopment investments	195	75	17	11	26	30	206	101	47
Capital expenditures	7	6	4	9	8	8	16	14	12

*	During 2002, rental revenues from Merrill Lynch & Company Inc. accounted for 14% (2001 – 14%, 2000 – 15%) of consolidated revenue.

OTHER INFORMATION

NOTE 16: FUNDS FROM OPERATIONS DIFFERENCES

Funds from operations, as reported, recognizes rental revenue over the term of a lease as it becomes contractually due. Applying the straight-line method of rental revenue recognition on a pro forma basis would increase funds from operations and gains for diluted common shareholders to $387 million (2001 – $347 million, 2000 – $284 million) from the reported level of $374 million (2001 – $334 million, 2000 – $268 million).

Years ended December 31 (Millions, except per share information)	2002	2001	2000

Funds from continuing operations and gains – as reported	$374	$334	$268
Adjustment to reflect straight-line rental revenue	14	14	19
Other shareholders’ interests	(1)	(1)	(3)

Funds from continuing operations and gains – pro forma	$387	$347	$284

Funds from continuing operations per share – diluted – pro forma	$2.26	$2.00	$1.66

NOTE 17: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes.

Under Canadian GAAP, companies are permitted to provide supplementary measures of earnings, earnings per share and FFO per share in the notes to the consolidated financial statements, provided that these measures are not given the same prominence as reported earnings per share. For the purpose of reporting under US GAAP, supplementary measures of net earnings, earnings per share, funds from operations, and FFO per share are generally not included in the financial statements and notes attached thereto.

(a) Income statement differences

The incorporation of the significant differences in accounting principles in the company’s income statements for the years ended December 31, 2002, 2001 and 2000 under US GAAP would result in net income under US GAAP of $251 million (2001 – $173 million, 2000 – $178 million). The main differences between Canadian GAAP and US GAAP are summarized in the following table:

Years ended December 31 (Millions, except per share information)		2002	2001	2000

Net income as reported under Canadian GAAP		$280	$241	$170
Adjustments:
(i)	Increased commercial property income	14	14	19
(ii)	Increased commercial property depreciation	(64)	(69)	(65)
(iii)	Increased commercial property gains	—	16	—
(iv)	(Increased) decreased deferred income taxes	19	(25)	63
(v)	Subordinated convertible debenture interest	—	(2)	(9)
(vi)	Stock option expense	—	(4)	(6)
(vii)	Decreased other shareholders’ interests	2	2	6

Net income under US GAAP*		$251	$173	$178

Net income per share
Basic		$1.44	$0.96	$1.10
Diluted		$1.43	$0.95	$1.07

*	There are no extraordinary items included in these results.

For Canadian GAAP purposes, net income includes income from discontinued operations of $44 million (2001 – $39 million, 2000 – $30 million) as described in Note 5. Under US GAAP, discontinued operations presentation is not effective until the date of distribution. Brookfield Homes was distributed to common shareholders of the company on January 6, 2003. Accordingly, revenue, expenses and income from discontinued operations have been included as part of continuing operations for US GAAP purposes.

Effective December 31, 2000, the company adopted the US dollar as its reporting currency. Prior to this change, the Canadian dollar had been used as the company’s reporting currency. Under Canadian GAAP applicable at that time, the company’s financial statements for December 31, 2000 have been translated from Canadian dollars to US dollars using the exchange rate in effect at December 31, 2000. Under US GAAP, the financial statements for the periods prior to the change in reporting currency must be translated to US dollars using the current rate method, which uses specific year end and specific annual average exchange rates as appropriate. The application of the current rate method to the periods presented has a significant differential effect on reported comprehensive income, and certain other components of shareholders’ equity as described throughout this note.

Other significant differences are outlined in each category between Canadian GAAP and US GAAP as follows:

(i)	Increased commercial property income

Under Canadian GAAP, rental revenue is recognized over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Under US GAAP, rental revenue is recognized on a straight-line basis over the term of the lease. The net impact of using the straight-line method on the income of the company would be to increase the commercial property revenue by $14 million (2001 – $14 million, 2000 – $19 million).

(ii)	Increased commercial property depreciation

Under Canadian GAAP, commercial properties have been depreciated using the sinking-fund method. Under US GAAP, commercial properties are depreciated on a straight-line basis. In recalculating depreciation on a straight-line basis, the additional depreciation expense would be $64 million (2001 – $69 million, 2000 – $65 million).

(iii)	Increased commercial property gains
Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). The net impact of these amounts would be an increase in commercial property gains of nil (2001 – $16 million, 2000 – nil).

(iv)	(Increased) decreased deferred income taxes
Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2002, a reduction of deferred income tax expense of $19 million (2001 – $31 million, 2000 – $21 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.

Under Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. In 2000, legislation implementing a decrease in certain Canadian income tax rates was proposed but not enacted. This legislation was enacted in 2001. Accordingly, in 2001 an additional tax expense of $56 million (2000 – $42 million reduction) is recorded under US GAAP.

(v)	Subordinated convertible debenture interest
Under Canadian GAAP, the company’s subordinated convertible debentures, which were redeemed in 2001, are recorded as a component of the company’s capital base and the related interest paid recorded as a distribution from retained earnings, as a result of the company’s option of repaying these debentures by delivering its common shares to the holders and meeting interest obligations by issuing common shares. Under US GAAP, nil (2001 – nil, 2000 – $50 million) of subordinated convertible debentures would be recorded as indebtedness. The corresponding interest charge of nil (2001 – $2 million, 2000 – $9 million) is recorded as a charge to income compared with a distribution from retained earnings under Canadian GAAP. There is no effect on basic or diluted net income per share.

(vi)	Stock option expense
Under Canadian GAAP, a new accounting standard on stock-based compensation was issued in 2001 and was adopted by the company effective January 1, 2002 which substantially harmonizes Canadian GAAP with US GAAP. The new standard was applied retroactively without restatement; therefore, no expense adjustment from Canadian to US GAAP is required for 2002.

Under US GAAP, the company has adopted the recommendations of the Statement of Financial Accounting Standards No. 123 (“SFAS 123”) entitled “Accounting for Stock-Based Compensation” which establishes financial accounting and reporting standards for stock-based employee compensation plans.

Under SFAS 123, the company accounts for stock options or similar equity instruments under a fair value methodology. Under this method, options are valued using an acceptable valuation method and the charge on an annual basis is reflected in the income statement. In 2001, using the Black-Scholes model of valuation, assuming a 10-year term, 18% volatility (2000 – 27%) and an interest rate of 5.5% (2000 – 6%), the cost of stock compensation would be $4 million (2000 – $6 million). This amount has been recorded as an expense under US GAAP.

(vii)	Decreased other shareholders’ interests
Under US GAAP, other shareholders’ interests are adjusted for the differences from Canadian GAAP. The total adjustment results in a decrease in other shareholders’ interests of $2 million (2001 – $2 million, 2000 – $6 million), which relate to a recovery of $3 million (2001 – $4 million, 2000 – $9 million) from increased commercial property depreciation, offset by $1 million (2001 – $1 million, 2000 – $3 million) relating to the other shareholders’ interests in straight-line rental income, and nil (2001 – $1 million, 2000 – nil) from increased commercial property gains.

(b) Comprehensive income

Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued SFAS 130 entitled “Reporting Comprehensive Income.” Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company’s cumulative translation adjustment is reflected in the company’s calculation of comprehensive income for fiscal 2002, 2001 and 2000:

Years ended December 31 (Millions)	2002	2001	2000

Net income under Canadian GAAP	$280	$241	$170
Foreign currency translation adjustment under Canadian GAAP	(9)	(39)	—

Comprehensive income using Canadian GAAP amounts	$271	$202	$170

Comprehensive income using US GAAP amounts is $257 million (2001 and 2000 – $134 million). Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”

(c) Balance sheet differences

There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2002, 2001 and 2000, would result in the following balance sheet presentation under US GAAP:

As at December 31 (Millions)	2002	2001	2000

Assets
Commercial properties	$5,281	$5,476	$6,069
Development properties	984	593	564
Residential housing inventory	734	749	632
Receivables and other	771	690	732
Deferred income taxes	195	244	343
Cash and cash equivalents	112	196	209

Total assets under US GAAP	$8,077	$7,948	$8,549

Liabilities and shareholders’ equity
Commercial property debt	$4,038	$4,376	$4,542
Commercial development property debt	550	230	160
Residential construction financing	345	318	219
Notes and shareholders’ advances	98	115	165
Accounts payable	444	403	944
Interests of others in properties	77	103	140
Subordinated convertible debentures	—	—	50
Preferred shares
Subsidiaries	341	339	361
Corporate	250	273	273
Common shares	1,934	1,791	1,695

Total liabilities and equity under US GAAP	$8,077	$7,948	$8,549

The balance sheet under US GAAP presents the assets and liabilities of Brookfield Homes within the accounts of the company, whereas for Canadian GAAP these amounts have been presented separately as a discontinued operation as described in Note 5. Additional significant differences between Canadian GAAP and US GAAP are as follows:

Commercial properties

As at December 31 (Millions)	2002	2001	2000

Commercial properties under Canadian GAAP	$5,661	$5,802	$6,368
Additional accumulated depreciation under US GAAP	(380)	(326)	(299)

Commercial properties under US GAAP	$5,281	$5,476	$6,069

There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to US GAAP requiring straight-line depreciation to be applied to depreciable assets rather than the sinking-fund method of depreciation. At December 31, 2002, this would result in a cumulative adjustment of $380 million (2001 – $326 million, 2000 – $299 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company’s joint ventures does not require adjustment to the equity method.

Under Canadian GAAP, commercial properties held for investment purposes are carried at the lower of cost and net recoverable amount as disclosed in Note 1(c). Under US GAAP, these assets, on an identifiable unit basis, are required to be reviewed for impairment in accordance with the requirements under SFAS 144 entitled, “Accounting for the Impairment or Disposal of Long-Lived Assets.” There is no material impact as a result of this standard as at December 31, 2002, 2001 and 2000.

Receivables and other

The principal differences in the accounting for receivables and other under US GAAP are the inclusion of a straight-line rent receivable of $109 million (2001 – $100 million, 2000 – $99 million) which would result under US GAAP if the company straight-lined its revenue, the reclassification of deferred income taxes and the reclassification of receivables and other assets relating to Brookfield Homes.

December 31 (Millions)	2002	2001	2000

Receivables and other under Canadian GAAP	$769	$847	$1,017
Straight-line rent receivable	109	100	99
Reclassification of deferred income taxes	(43)	(90)	(171)
Brookfield Homes – Receivables and other, net of subordinated debt	(64)	(167)	(213)

Receivables and other under US GAAP	$771	$690	$732

Deferred income taxes

Under US GAAP, the company has a deferred tax asset of $195 million (2001 – $244 million, 2000 – $343 million). The offsetting balance created by this adjustment decreases receivables and other by $43 million (2001 – $90 million, 2000 – $171 million), decreases cumulative translation adjustment by $5 million (2001 – $5 million, 2000 – nil), increases shareholders’ equity by $122 million (2001 – $103 million, 2000 – $125 million) and reclassifies the tax assets of Brookfield Homes by $35 million (2001 – $56 million, 2000 – $47 million).

The deferred income tax asset under US GAAP is as follows:

December 31 (Millions)	2002	2001	2000

Tax assets related to net operating and capital losses	$587	$653	$725
Tax liabilities related to differences in tax and book basis	(192)	(181)	(158)
Valuation allowance	(200)	(228)	(224)

Deferred income tax asset under US GAAP	$195	$244	$343

Common shareholders’ equity

The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

December 31 (Millions)	2002	2001	2000

Common shareholders’ equity under Canadian GAAP	$2,093	$1,944	$1,787
Adjustment to accumulated depreciation under US GAAP	(380)	(326)	(299)
Adjustment to deferred income tax asset under US GAAP	117	98	125
Rental revenue adjustments under US GAAP	109	100	99
Stock option expense adjustments under US GAAP	—	(8)	(9)
Other shareholders’ interests	6	10	19
Foreign currency translation adjustments, net	(11)	(27)	(27)

Common shareholders’ equity under US GAAP	$1,934	$1,791	$1,695

The components of common shareholders’ equity under US GAAP, after the adjustments in the previous table, are as follows:

December 31 (Millions)	2002	2001	2000

Common shares	$1,541	$1,551	$1,496
Additional paid-in capital, net*	695	526	385
Cumulative translation adjustment	(154)	(160)	(121)
Cumulative adjustments to net income and retained earnings	(148)	(126)	(65)

Common shareholders’ equity under US GAAP	$1,934	$1,791	$1,695

*	Net of retained earnings of $332 million (2001 – $113 million, 2000 – $28 million deficit)

Joint ventures

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s balance sheet for US GAAP purposes:

As at December 31 (Millions)	2002	2001	2000

Assets	$1,441	$1,115	$683
Liabilities	750	539	315
Operating revenue	191	133	88
Operating expenses	81	50	36
Net income	50	39	29
Cashflows from operating activities	65	61	36
Cashflows provided from (used in) investing activities	4	4	(3)
Cashflows used in financing activities	(31)	(73)	(30)

(d) Cashflow statement differences

The statement of cashflow prepared under US GAAP differs from Canadian GAAP because US GAAP requires reclassification of interest on convertible debentures from a financing item to an operating item. In addition, the cashflow from discontinued operations would be reclassified under US GAAP to each of the activities as described in Note 5. As a result of the differences in accounting for these items described, the summarized cashflow statement under US GAAP is as follows:

Years ended December 31 (Millions)	2002	2001	2000

Cashflows provided from (used in) the following activities
Operating	$327	$320	$226
Financing	(248)	(275)	(3)
Investing	(163)	(58)	(234)

Net decrease in cash and cash equivalents	$(84)	$(13)	$(11)

(e) Recent accounting pronouncements

In July 2001, FASB issued SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 142 specifies that, among other things, intangible assets with an indefinite useful life and goodwill will no longer be amortized. The standard requires goodwill to be periodically tested for impairment and written down to fair value if considered impaired. The company adopted SFAS 142 effective January 1, 2002 and completed the required transitional impairment test and found there to be no related impairments. The company has no significant goodwill or indefinite-lived assets.

In August 2001, FASB issued SFAS 143, “Accounting for Asset Retirement Obligations,” which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. The company has not yet determined the impact, if any, of adopting SFAS 143. In October 2001, FASB issued SFAS 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets, including discontinued operations, and it develops one accounting model for long-lived assets that are to be disposed of by sale. The company adopted SFAS 144 effective January 1, 2002.

In April 2002, FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” First, SFAS 145 rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that statement, SFAS 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements.” Because of

the rescission of SFAS 4 and SFAS 64, the gains and losses from the extinguishment of debt are no longer required to be classified as extraordinary items. Second, SFAS 145 rescinds SFAS 44, “Accounting for Intangible Assets of Motor Carriers.” Third, SFAS 145 amends SFAS 13, “Accounting for Leases,” to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The amendment of SFAS 13 is effective for transactions occurring after May 15, 2002. There has been no impact to the company due to the amendment of SFAS 13. Lastly, SFAS 145 makes various technical corrections to existing pronouncements that are not substantive in nature. The company has not yet evaluated the impact on our financial position or results of operations of the rescission of SFAS 4, 44 and 64 and the other technical corrections prescribed by this statement, all of which become effective in fiscal 2003.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than at the date upon which a company commits to an exit plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

On November 25, 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosure to be made by a guarantor about its obligations under certain guarantees issued. There is also a new requirement that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation does identify several situations where the recognition of a liability at inception for a guarantor’s obligation is not required. The disclosure requirements are effective for interim and annual periods ending after December 15, 2002. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year end. The company has not determined the impact of the initial recognition and measurement provisions of the interpretation on its financial position or results of operations.

In January 2003, the FASB issued Interpretations No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously-issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The company has not yet evaluated the impact of adopting this interpretation.

NOTE 18: CONTINGENCIES AND OTHER

(a) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements of the company.

Brookfield does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

Generally accepted accounting principles require that, where practical, estimates be made with respect to the fair value of both on and off balance sheet financial instruments. The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2002, the fair value of loans receivable exceeded their book value by $4 million (2001 and 2000 - $1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2002, the fair value of mortgages and loans payable exceeds the book value of these obligations by $149 million (2001 – below the book value by $86 million, 2000 – exceeded the book value by $27 million).

Included in commercial property and commercial development property debt is $185 million (2001 – $267 million, 2000 – $197 million) of mortgage financing contracts held by related parties.

The company uses interest rate swaps to manage risk. Management evaluates and monitors the credit risks of its derivative financial instruments and endeavors to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cashflows using market rates adjusted for credit spreads.

The company held interest rate swap contracts as at December 31, 2002, with a total notional amount of $250 million. These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $5 million. The interest rate swap transactions include both fixed and variable rate instruments which mature in five years.

(b)  Impact of September 11, 2001

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site – One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and opened in September 2002.

To date, approximately $182 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield’s insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

Brookfield has insurance covering certain acts of terrorism for up to $300 million of damage and business interruption costs. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of the company’s properties.

(c)  Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation. Comparative figures have been restated in US dollars as discussed in Note 1(g).

NOTE 19: SUPPLEMENTAL CASHFLOW INFORMATION

Years ended December 31 (Millions)	2002	2001	2000

Other advances
Debt arranged	$—	$—	$309
Debt repayments	(59)	(530)	(325)

	$(59)	$(530)	$(16)

Investing activities
Dispositions of real estate, net	$193	$249	$25
Acquisitions of real estate, net	(79)	(112)	(187)

	$114	$137	$(162)